Filed by:  Public Service Company of New Mexico
                                  pursuant to Rule 425 under the Securities Act
                               of 1933 and deemed filed pursuant to Rule 14a-12
                               ------------------------------------------------
                                         of the Securities Exchange Act of 1934
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              Public Service Company of New Mexico Commission File No.:  1-6986
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                           Western Resources, Inc. Commission File No.:  1-3523
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                                      Subject Company:  Western Resources, Inc.



              PNM Asks Court to Rule on Western Resources Agreement


ALBUQUERQUE, N.M. October 12, 2001 - PNM, Public Service Company of New Mexico (NYSE:PNM), today asked a New York court to resolve PNM's disagreement with Western Resources (NYSE:WR) regarding PNM's pending acquisition of Western's electric utilities.

In its complaint, PNM asks the court to find that it is impossible to complete the proposed transaction under the original terms. PNM also asks the court to rule that an electric rate reduction mandated for Western by the Kansas Corporation Commission (KCC) is sufficient cause for PNM to terminate its agreement with Western.

Last November, PNM agreed to purchase Western's electric utility operations in a stock for stock transaction valued in excess of $4 billion. That agreement requires Western to separate its electric utilities from its other businesses and split off those other businesses to Western's shareholders. As part of the transaction, Western claimed that regulatory approval was not required for the split-off. But in an order issued in July and since reaffirmed, the KCC has ruled that Western's plan to restructure its operations, including the split-off, is contrary to the public interest, unlawful and prohibited with or without a merger.

"Although we take this step reluctantly, we believe we have no choice," said Jeff Sterba, PNM chairman, president and CEO. "Western has demanded that we seek KCC approval of the original transaction, even though it contains a provision that has now been ruled unlawful by the KCC. We believe it would be futile for us to make such a filing.

"We believe the current agreement must be restructured, so that it can be approved by the KCC," Sterba added.

PNM is a combined electric and gas utility serving approximately 1.3 million people in New Mexico. The company also sells power on the wholesale market in the Western U.S. PNM stock is traded primarily on the NYSE under the symbol PNM.